Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

GENCO REPORTS RESULTS FOR 2009

March 31, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports results for the financial year ended December 31, 2009. During the period, the Company faced significant financial and operational challenges as Genco’s flagship asset, La Guitarra Mine, was closed for the majority of 2009 due to an illegal blockade of the public road leading to the Mine.

Financial Overview

  Sales for the year ended 2009 were $381,648 - sales were limited to liquidating existing concentrate inventories, as there was no mine production at La Guitarra during the year.

  Net loss for the year ended 2009 was $15,309,189 - Genco recorded non-cash expenses of $12,840,499 relating to tax receivable in Mexico, an impairment on mine infrastructure costs and a future income tax allowance.

  During the year ended 2009, Genco completed two fully subscribed private placements, issuing 27,942,523 common shares and 28,993,588 warrants, for gross proceeds of $7,491,920.

  During the year ended 2009, Genco reduced its current liabilities by $5,314,647 to $4,537,555.

Additional information is contained in the Company’s Audited Annual Financial Statements for 2009, associated MD&A and Annual Information Form. These documents are available on Genco’s website www.gencoresources.com and filed on SEDAR www.sedar.com.

Outlook

Access was restored to La Guitarra during November 2009. La Guitarra Mine and Mill infrastructure is in good operating condition, and work to restart production has been initiated. A significant portion of the workforce has been hired and is undergoing training. Two operational permits that were temporarily suspended (due to an inability to inspect La Guitarra during the illegal blockade) are the reason for a delay in restarting production. Since restoration of access, La Guitarra has aggressively pursued the lifting of the suspensions, and complied with all requests for information and inspections. Genco awaits confirmation from the appropriate Mexican authorities that the permits have been reinstated. Mining operations are expected to resume at La Guitarra during the second quarter of 2010.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Mr. Wayne Moorhouse
Chief Financial Officer
Telephone: (604) 682-2205 ext. 225
wmoorhouse@gencoresources.com

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.